Greenchoice International, Inc.
2248 Meridian Blvd, Ste H
Minden, Nevada 89423

VIA EDGAR AND UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Jeffrey Gordon

RE:	Greenchoice International, Inc.
Current Report on Form 8-K filed August 6, 2012
Comment letter dated August 9, 2012
File No. 0-54574
September 6, 2012
Dear Mr. Gordon:

Set forth below are the responses by Greenchoice International, Inc., to the comments received from you in a letter dated August 9, 2012. We have reproduced your comments for your convenience and have followed each comment with our response. References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above. We have filed an amendment to our Form 8-K dated on August 6, 2012 to address the comments below.

1.
Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s reports.  It appears that the accountant’s reports included in the April 30, 2012 and 2011 Forms 10-K included disclosure of uncertainty regarding the ability to continue as a going concern.  As such, please amend your Form 8-K and revise your disclosure accordingly.

Response: Our disclosure under Item 4.01 has been revised to clarify that the former accountant’s reports, on the financial statements for the years ended April 30, 2011 and April 30, 2012, did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or accounting principles, other than to state that there is substantial doubt as to the ability of the Company to continue as a going concern.

Jeffrey Gordon
Securities and Exchange Commission
September 6, 2012

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response: The Exhibit 16 letter from the former accountants has been updated to indicate his agreement with the statements made in our amended 8-K.

* * *

In connection with the foregoing responses, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or further comments, please do not hesitate to contact me directly at (775) 743-6624.

Sincerely,

GREENCHOICE INTERNATIONAL, INC.

/s/ Antonio Martinez-Guzman
Antonio Martinez-Guzman
Chief Financial Officer